ITEM 77O TRANSACTION EFFECTED PURSUANT TO RULE 10F-3

The securities were purchased from Deutsche Bank and Goldman Sachs as the the Joint Global Coordinators and Joint Bookrunners for the offering.

The underwriting syndicate's members were Commerzbank, DG Bank, Dresdner Kleinwort Wasserstein, HypoVereinsbank, WestLB Panmure, Metzler, BHF - Bank, HSBC Trinkans & Burkhardt and Lehman Brothers. The affiliated member is Commerzbank.

The terms of the transaction is as follows:
Issuer:           Deutsche Boerse AG
Purchase Date:    2/5/01
Date of Offering: 2/5/01
Purchase Amount:  410
Price:            335 euros
Commission/Spread:Concession of 6.5325 euros

Information upon which the determination was made:

The securities were purchased as part of an issue offered pursuant to Rule 144A under the Securities Act of 1933.

The purchase price of the securities did not exceed the offering price at the end of the first business day after the first day of the offering and the securities were offered pursuant to a firm commitment.

The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during a comparable period of time.

The issuer of such securities has been in continuous operation for not less that three years (including operations of predecessors).

The amount of the securities purchased by all of the Funds advised by the same investment adviser or sub-adviser did not exceed the greater of (i) 4% of the principal amount of the offering; and (ii) $500,000 in principal amount, but in no event greater than 10% of the principal amount of the offering.

The purchase price was not greater than 3% of the Fund's total assets.

No underwriter which is an affiliate of the Fund's adviser or sub-adviser was a direct or indirect participant in, or benefited directly or indirectly from the purchase.

The purchase was not part of a group sale (or part of the institutional pot), or otherwise allocated to the account of an officer, director, member of an advisory board, investment adviser or employee of the Fund or affiliated person thereof.

Approval by Chief Compliance Officer of sub-adviser.